Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$750,000	$23.03

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Re0gistrants thereto on May 30, 2006, as amended, the Registration Statement, and have been carried forward, of which $23.03 is offset against the registration fee due for this offering and of which $1,555,295.99 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

                                                                                                                                Filed Pursuant to Rule 424(b)(2)

                                                                                                                                Registration No. 333-134553

PRICING SUPPLEMENT NO. 469
(To prospectus dated May 30, 2006 and prospectus supplement dated May 30, 2006)

U.S. $750,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

Notes Linked to a Basket of Gold, Aluminum and Copper
Due November 1, 2010

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”).  Terms used here have the meanings given to them in the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

General:

•                  Senior unsecured obligations of Lehman Brothers Holdings Inc.

•                  CUSIP: 52517P7D7

•                  ISIN: US52517P7D72

•                  The notes are designed for investors who believe that the value of the Component Commodities will have appreciated relative to their Commodity Strikes on the Valuation Date.

•                  Component Commodities: Gold, Aluminum and Copper (each as defined in “Description of the Notes” below)

•                  Basket: The Basket will be comprised of the three Component Commodities. Each of Gold, Aluminum and Copper makes up a portion of the Basket with a weighting, on the date of this pricing supplement, (each a “Component Weighting”) as follows:

•                  Each $1,000 denominated note will receive a single U.S. dollar payment on the Maturity Date equal to:

(A)  the sum of $1,000 plus the product of $1,000 times the Basket Return times the Participation Rate, if the Basket Return is greater than 0.000%; or

(B)  $1,000, if the Final Basket Level is equal to or less than 0.000%.

•                  Participation Rate: 100%

•                  Basket Return: The sum of the Weighted Component Commodity Returns, expressed as a percentage rounded to three decimal places.

•                  Weighted Component Commodity Returns: For each Component Commodity, the product of the Component Commodity Weighting times a quotient, the numerator of which is the difference of the Final Commodity Price minus the Commodity Strike and the denominator of which is the Commodity Strike for such Component Commodity.

•                  Commodity Strike Prices:

Component Commodities	Component Commodity Weighting	Component Commodity	Commodity Strike
Gold	1/3	Gold	US$757.50
Aluminum	1/3	Aluminum	US$2,475.0
Copper	1/3	Copper	US$7,736.0

•                  Maturity Date: November 1, 2010, or if such day is not a Business Day, the immediately succeeding Business Day.

•                  Valuation Date: October 25, 2010, or if such day is not a Valuation Business Day (as defined in “Description of the Notes” below), the immediately preceding Valuation Business Day; provided that if a Disruption Event is in effect on the scheduled Valuation Date, the Valuation Date may be postponed (as described in “Description of the Notes” below).

•                  The notes are 100% principal protected if held to maturity.

•                  Denominations: U.S.$1,000 and whole multiples of U.S.$1,000 in excess thereof.

• Final Commodity Price: For each Component Commodity, the applicable Commodity Price (as defined in “Description of the Notes” below) on the Valuation Date.
Payments: .
• No interest payments during the term of the notes

Investing in the notes involves risks.  Risk Factors begin on page PS-4 and begin on page S-4 of the MTN prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price(1)	100.00%	U.S.$750,000
Underwriting discount(2)	1.50%	U.S.$11,250
Proceeds to Lehman Brothers Holdings Inc.	98.50%	U.S.$738,750

(1)  The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates’ expected cost of providing such hedge as well as the profit such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)  Lehman Brothers Inc. will receive commissions of $15.00 per $1,000 principal amount, or 1.50%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about October 31, 2007.

Lehman Brothers Inc., a wholly owned subsidiary of Lehman Brothers Holdings, makes a market in Lehman Brothers Holdings’ securities.  It may act as principal or agent in, and this pricing supplement may be used in connection with, those transactions.  Any such sales will be made at varying prices related to prevailing market prices at the time of sale.

LEHMAN BROTHERS

October 24, 2007

SUMMARY INFORMATION — Q&A

This summary highlights selected information from this pricing supplement, the MTN prospectus supplement and the base prospectus to help you understand the notes. You should carefully read this pricing supplement, the MTN prospectus supplement and the base prospectus to understand fully the terms of the notes and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the “Risk Factors” section on page PS-4 and begin on page S-4 of the MTN prospectus supplement to determine whether an investment in the notes is appropriate for you.

What are the notes?

The notes will be a series of our senior debt that are linked to a basket (the “Basket”) that measures the performance of Gold, Aluminum and Copper (each as defined in “Description of the Notes” below).  We refer to Gold, Aluminum and Copper as the Component Commodities.  Each of the Component Commodities makes up a portion of the Basket with a weighting, on the date of this pricing supplement, (each a “Component Commodity Weighting”) as follows:

Component Commodities	Component Commodity Weighting
Gold	1/3
Aluminum	1/3
Copper	1/3

The notes will rank equally with all other unsecured debt of Lehman Brothers Holdings, except subordinated debt, and will mature on November 1, 2010 (or if such day is not a New York business day, the next succeeding New York business day).

What payments will I receive on the notes before maturity?

None. Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return on principal at maturity.

What will I receive if I hold the notes until the Maturity Date?

We have designed this type of note for investors who believe the value of the Component Commodities will have appreciated on the Valuation Date relative to their Commodity Strikes.

At maturity, you will receive a payment for each $1,000 denominated note equal to:

(A)  the sum of $1,000 plus the product of $1,000 times the Basket Return times the Participation Rate, if the Basket Return is greater than 0.000%; or

(B)  $1,000, if the Basket Return is equal to or less than 0.000%.

The Participation Rate is 100%.

The Basket Return is the sum of the Weighted Component Commodity Returns, expressed as a percentage rounded to three decimal places.

The Weighted Component Commodity Returns are, for each Component Commodity, the product of the Component Commodity Weighting times a quotient, the numerator of which is the difference of the Final Commodity Price minus the Commodity Strike and the denominator of which is the Commodity Strike for such Component Commodity.

The Commodity Strike for each Component Commodity are as follows:

Component Commodity	Commodity Strike
Gold	US$757.50
Aluminum	US$2,475.0
Copper	US$7,736.0

The Final Commodity Price is, for each Component Commodity, the applicable Commodity Price (as defined in “Description of the Notes” below) on the Valuation Date.

The Valuation Date is October 25, 2010, or if such day is not a Valuation Business Day (as defined in “Description of the Notes” below), the immediately preceding Valuation Business Day; provided that if a Disruption Event is in effect on the scheduled Valuation Date, the Valuation Date may be postponed (as described in “Description of the Notes” below).

You can review hypothetical Redemption Amount payment examples under “Description of the Notes—Hypothetical Redemption Amount Payment Examples”.

How will I be able to find the Component Commodities at any point in time?

You can obtain the level of the Component Commodities at any time by calling your Lehman Brothers sales representative.

Are there any risks associated with my investment?

Yes, the notes will be subject to a number of risks. See “Risk Factors” beginning on PS-4 and page S-4 of the MTN prospectus supplement.

What about taxes?

We intend to treat the notes  as contingent payment debt instruments as described under “Certain United States Federal Income Tax Consequences” below and “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the MTN prospectus supplement.

What happens in the event of a Disruption Event?

If the Calculation Agent determines that a Disruption

Event (as defined in “Description of the Notes” below) has occurred with respect one or more Component Commodities is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Final Basket Level using:

•                  for each such Component Commodity that did not suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price for that Component Commodity on the scheduled Valuation Date, and

•                  for each such Component Commodity that did suffer a Disruption Event on the scheduled Valuation Date, either the Final Commodity Price on the immediately succeeding trading day for such Component Commodity on which no Disruption Event occurs or is continuing with respect to such Component Commodity or in the Calculation Agent’s sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant, as described in “Description of the Notes” below.

Who is Lehman Brothers Holdings?

Lehman Brothers Holdings Inc. and its subsidiaries (collectively “Lehman Brothers Holdings”) an innovator in global finance, serves the financial needs of corporations, governments and municipalities, institutional clients and high-net-worth clients worldwide. Lehman Brothers Holdings’ worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. See “Prospectus Summary—Lehman Brothers Holdings Inc.” and “Where You Can Find More Information” on pages 1 and 58, respectively, of the base prospectus.

You may request a copy of any document Lehman Brothers Holdings files with the Securities and Exchange Commission, or the SEC, pursuant to the Securities and Exchange Act of 1934, at no cost, by writing or telephoning Lehman Brothers Holdings at the address set forth under the caption “Where You Can Find More Information” in the base prospectus.

What are the roles of Lehman Brothers Inc. and Lehman Brothers Commodity Services Inc.?

Lehman Brothers Inc., one of our subsidiaries, will be the agent and Lehman Brothers Commodity Services Inc., another of our subsidiaries, will be the calculation agent for purposes of determining the Redemption Amount as well as determining whether a Disruption Event has occurred and is continuing.  Potential conflicts of interest may exist between Lehman Brothers Inc. and Lehman Brothers Commodity Services Inc. and you as a beneficial owner of the notes. See “Risk Factors— An affiliate of ours may act as calculation agent on the notes, creating a potential conflict of interest between you and us” in the MTN prospectus supplement and “Description of the Notes” below

Can you tell me more about the effect of hedging activity by Lehman Brothers Holdings?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Component Commodities or in other instruments, such as options, swaps or futures, based on the Component Commodities. This hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.

In what form will the notes be issued?

The notes of each series will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company or its nominee. Except in very limited circumstances you will not receive a certificate for your notes.

Will the notes be listed on a stock exchange?

No, the notes will not be listed on a stock exchange.

After the initial offering of the notes, Lehman Brothers Inc. intends to make a market in the notes and may stabilize or maintain the market price of the notes during the initial distribution of the notes.  However, Lehman Brothers Inc. will not be obligated to engage in any of these market activities or to continue them once they are begun. No assurance can be given as to the liquidity of the trading market for the notes.

RISK FACTORS

Unlike ordinary debt securities, the return on the notes at maturity depends on the prices of the Component Commodities on the Valuation Date. The notes are a riskier investment than ordinary debt securities. Also, the notes are not equivalent to investing directly in the Component Commodities. Before investing in the notes, certain risk factors should be carefully considered by prospective investors in the notes. Risks specific to the notes are described below and are in addition to, and should be read in conjunction with, the risk factors disclosed in the MTN prospectus supplement.

An investment in the notes is subject to risks associated with the performance of the Component Commodities.

The notes do not bear interest, and the return on the notes at maturity is dependent on the Basket Return, which in turn depends on the aggregate performance of the prices of the Component Commodities (Copper, Aluminum and Gold).  Because the notes do not bear interest, your return on the notes will depend solely on whether the Basket Return as of the Valuation Date is equal to or less than 0.00%.  If the Basket Return is equal to or less than zero as of the Valuation Date, you will receive at maturity only the return of the principal you invested, with no additional return.

The prices of the Component Commodities are primarily affected by the global demand for and supply of the Component Commodities (including certain specific factors discussed below), but from time to time may also be significantly affected by speculative actions or currency exchange rates.  Demand for the Component Commodities is significantly linked to the level of global industrial economic activity, but is also influenced by other factors such as government regulations (including environmental or consumption policies) and growth in industrial production and gross domestic product in emerging market countries, such as India or China, that have become oversized users of commodities and therefore increased the extent to which commodities rely on these markets.  In addition to general economic activity and demand, prices for a Component Commodity can be influenced by political events, labor activity and supply disruptions in regions of the world that are major producers of the relevant Component Commodity, and which will tend to affect prices of a Component Commodity worldwide, regardless of the location of the event.  It is impossible to predict what effect these factors will have on the value of any Component Commodity and thus, the return on the notes.

In the event of sudden disruptions in the supplies of a Component Commodity, such as those caused by war, natural events, or accidents, prices of the Component Commodity and futures contracts on the Component Commodity could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon the introduction of new or previously withheld supplies of the Component Commodity into the market or the introduction of substitute products or commodities.  In addition, there are substitutes for each of the Component Commodities in various applications, and the availability and price of these substitutes (and in particular, a decrease in the price of any of these substitute commodities) will also affect demand for a Component Commodity and may have a material adverse effect on the price of a Component Commodity.

Specific factors affecting the price of Copper.  The price of copper is primarily affected by the global demand for and supply of copper. Copper is a conductor of electricity, and one of the most significant applications for copper is the production of cable, wire and electrical products for both the electrical and building industries. Construction is another principal industrial application for copper, which is used in pipes for plumbing, heating, ventilation, and air conditioning, along with masonry wiring and sheet metal facing.   Demand for copper products in recent years has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and infrastructure development.  Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity.

Specific factors affecting the price of Aluminum.  The price of aluminum is primarily affected by the global demand for and supply of aluminum, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for aluminum is significantly influenced by the level of global industrial economic activity. Industrial sectors which are particularly important to demand for aluminum include the automobile, packaging and construction sectors. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There are substitutes for aluminum in various applications. Their availability and price will also affect demand for aluminum. The supply of aluminum is widely spread around the world, and the principal factor dictating the smelting of such aluminum is the ready availability of inexpensive power. The supply of aluminum is also affected by current and previous price levels, which will influence investment decisions in new smelters. Other factors influencing supply include transportation problems, labor strikes and shortages of power and raw materials.

Specific factors affecting the price of Gold.  The price of gold is primarily affected economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events.  Gold prices may also be affected by industry factors such as industrial and jewellery demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market.   In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts or other official bodies.

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and our credit ratings.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The prices of the Component Commodities will affect the market value of the notes. It is expected that the market value of the notes will depend on where the prices of the Component Commodities are trading relative to the Commodity Strikes.  Although the notes are principal-protected if held to maturity, if you choose to sell your notes when the price of one or more of the Component Commodities is trading at a level below its respective Commodity Strike, or when the market perceives an increased risk of this occurring, the trading price of the notes may be adversely affected, and you may receive substantially less than the principal amount of the notes sold.

Changes in the volatility of the Component Commodities and their prices are expected to affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of one or more of the Component Commodities or the prices of the Component Commodities increases or decreases, the market value of the notes may be adversely affected. The volatility of the Component Commodities and their prices are affected by a variety of factors, including weather, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in the Component Commodities and futures contracts on the Component Commodities.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the prices of one or more of the Component Commodities and, therefore, the value of your notes.

Active trading in options, futures contracts, options on futures contracts and underlying commodities may adversely affect the value of the notes.  Lehman Brothers Commodity Services Inc. and certain of our other affiliates actively trade the Component Commodities, futures contracts on the Component Commodities on a spot and forward basis and other contracts and products in or related to the Component Commodities and other derivative products (including futures contracts, options on futures contracts and options and swaps on the Component Commodities).  We or our affiliates may also issue or underwrite other financial instruments with returns indexed to one or more of the Component Commodities or futures contracts on the Component Commodities and derivative commodities. These trading and underwriting activities by us, Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or our other affiliates, or by unaffiliated third parties, could adversely affect the prices of the Component Commodities, which could in turn affect the return on and the value of the notes.

The inclusion in the original issue price of the broker’s fee and our cost of hedging our obligations under the notes through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and our cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes such affiliates’ expected cost of providing a hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

The use of a return on a basket of Component Commodities instead of a single commodity or index return may adversely affect the return on your investment.

The Redemption Amount is based on the Basket Return, which in turn is based on the combined performance of the Component Commodities.  Because price movements in the Component Commodities may not correlate with each other, at a time when the price of one or more of the Component Commodities increases, the price of one or more of the other Component Commodities may increase to a lesser extent or may decline. Therefore, in calculating the Basket Return, increases in the value of one or more of the Component Commodities may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other Component Commodities.

The notes are subject to risks associated with a lack of diversification.

Because the notes are linked to the Component Commodities, it will be less diversified than other notes linked to a broader range of products, and therefore could experience greater volatility.  Additionally, the Component Commodities are concentrated in the base metals and precious metals sectors only.  Therefore, an investment in the notes may carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

The return on your notes may not reflect all developments in the Component Commodities.

Because the Redemption Amount will be based on the Basket Return, which in turn is calculated based on the Final Commodity Price for each Component Commodity on the Valuation Date, which is a single Valuation Business Day near the end of the term of the notes, the prices of the Component Commodities at other times during the term of the notes or at the Maturity Date could be higher than the Final Commodity Prices for the Component Commodities on the Valuation Date.  This difference could be particularly large if there is a significant decrease in the prices of the Component Commodities during the latter portion of the term of the notes or if there is significant volatility in the prices of the Component Commodities during the term of the notes, especially on dates near the Valuation Date.

Lack of regulation.

The notes are debt securities that are our direct obligations. The net proceeds to be received by us from the sale of the notes will not be used to purchase or sell the Component Commodities, or futures contracts on the Component Commodities on the Relevant Exchanges, for the benefit of holders of the notes. The notes are not themselves futures contracts, and an investment in the notes does not constitute either an investment in the Component Commodities or futures contracts on Component Commodities or in a collective investment vehicle that trades in the Component Commodities or futures contracts on the Component Commodities.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute investments by you in futures contracts traded on regulated futures exchanges. Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to the Component Commodities

In the ordinary course of their businesses, our affiliates may from time to time express views on expected movements in the price of Copper, Aluminum, Gold other base metals and/or precious metals. These views are sometimes communicated to clients who participate in the markets for the Component Commodities and other commodity sectors. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in the markets for the Component Commodities, other base metals and/or other precious metals may at any time have significantly different views from those of us or our affiliates. In connection with your purchase of the notes, you should investigate the Component Commodities and other base metal and precious metals markets and not rely on views which may be expressed by us or our affiliates in the ordinary course of their businesses with respect to future Component Commodity or other base metal or precious metal price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Component Commodities. Neither the offering of the notes nor any views which may from time to time be expressed by us or our affiliates in the ordinary course of their businesses with respect to future price movements of the Component Commodities constitutes a recommendation as to the merits of an investment in your notes.

Suspension or disruption of market trading in the Component Commodities or other futures contracts on the Component Commodities and certain other events may require a postponement in the Valuation Date for one or more of the Component Commodities, and may adversely affect the value of the notes.

Certain events, including events involving the suspension or disruption of market trading in the Component Commodities or futures contracts on the Component Commodities, constitute Disruption Events under the terms of the notes. For further information on these events, see “Disruption Events” above. To the extent any of these events occurs with respect to a Component Commodity and remains in effect on the scheduled Valuation Date for the notes, the Valuation Date for the affected Component Commodity may be postponed until the Disruption Event ceases to be in effect or, if the Disruption Event remains in effect for three scheduled trading days after the Valuation Date, the price for the affected Component Commodity used to calculate the Basket Return will be determined by the Calculation Agent in its sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant.

In the event the Valuation Date for one or more Component Commodities is delayed, the Basket Return may be lower, and could result in the Redemption Amount) being lower, than what you may have anticipated based on the last available price for the affected Component Commodity as of the scheduled Valuation Date.

There are specific risks you should consider relating to the trading of commodities on the London Metal Exchange.

The Final Commodity Price of Copper and Aluminum will be determined by reference to the official cash delivery settlement price of contracts traded on the London Metal Exchange (the “LME”). The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets, and certain features of regulated futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract, weekly from three months to six months, and monthly thereafter up to 63, 27 and 15 months forward (depending on the commodity, 63 months forward for each of Aluminum and Copper), in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations are occurring on the Valuation Date, the Basket Return and, therefore, the Redemption Amount, could be adversely affected.

An investment in the notes is subject to risks associated with the London Bullion Market Association and the London bullion market.

Gold is traded on the London bullion market, which is the market in London on which the members of the London Bullion Market Association (LBMA) quote prices. Investments in securities indexed to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, or if the LBMA should change any rule or bylaw or take emergency action under its rules, the market for gold, and consequently the Final Commodity Price of Gold, as well as the Basket Return and Redemption Amount or the value of the notes, may be affected. The London bullion market is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than a regulated futures market, and certain features of U.S. futures contracts are not present in the context of London bullion market trading. For example, there are no daily price limits on the London bullion market which would otherwise restrict fluctuations in the prices of London bullion market contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

DESCRIPTION OF THE NOTES

The U.S.$750,000 aggregate principal amount of 100% Principal Protected Notes Linked to a Basket of Gold, Aluminum and Copper Due November 1, 2010 offered hereby are Medium-Term Notes, Series I, of Lehman Brothers Holdings.  The CUSIP number for the notes is 52517P7D7 and the ISIN number is US52517P7D72. The notes will be issued in book-entry form only, and will be eligible for transfer through the facilities of DTC or any successor depository. See “Book-Entry Procedures and Settlement” in the base prospectus.

The notes will be issued in minimum denominations of U.S.$1,000 and in integral multiples of U.S.$1,000 in excess thereof, and will have a stated “Maturity Date” of November 1, 2010 or if such day is not a New York business day, on the next following New York business day.

The notes are offered as commodity-linked notes with a Redemption Amount determined by reference to the performance of the Component Commodities in relation to each Commodity Strike.

The “Redemption Amount” for each $1,000 note will be a single U.S. dollar payment on the Maturity Date equal to:

(A)  the sum of $1,000 plus the product of $1,000 times the Basket Return times the Participation Rate, if the Basket Return is greater than 0.000%; or

(B)  $1,000, if the Basket Return is equal to or less than 0.000%.

The “Component Commodities” and “Commodity Weightings” are as follows:

Component Commodities	Component Commodity Weighting
Gold (“Gold”)	1/3
High Grade Primary Aluminum (“Aluminum”)	1/3
Copper — Grade A (“Copper”)	1/3

The “Participation Rate” is 100%.

The “Basket Return” is the sum of the Weighted Component Commodity Returns, expressed as a percentage rounded to three decimal places.

The “Trade Date” is the date hereof.

The “Issue Date” is October 31, 2007.

The “Weighted Component Commodity Returns” are, for each Component Commodity, the product of the Component Commodity Weighting times a quotient, the numerator of which is the difference of the Final Commodity Price minus the Commodity Strike and the denominator of which is the Commodity Strike for such Component Commodity.

The “Commodity Strike” for each Component Commodity are as follows:

Component Commodity	Commodity Strike

Gold	US$757.50
Aluminum	US$2,475.0
Copper	US$7,736.0

The “Final Commodity Price” is, for each Component Commodity, the applicable Commodity Price on the Valuation Date.

The “Commodity Price” for each Component Commodity is as follows:

Component Commodity	Commodity Price

Gold

For Gold, the official afternoon fixing price of Gold, stated in U.S. dollars per fine troy ounce, as calculated and quoted by the London Bullion Market Association (the “LBMA” (subject to the occurrence of a Disruption Event.)

Aluminum Copper

For each of Aluminum and Copper, the official settlement price of that Component Commodity for cash delivery, expressed as the U.S. dollar price per metric ton of the Component Commodity, as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event.

The “Relevant Exchange” is, for Aluminum and Copper, the London Metal Exchange, or its successor, or if the London Metal Exchange is no longer the principal exchange or trading market for such Component Commodity or options or futures contracts for such Component Commodity, such other exchange or principal trading market for the relevant Component Commodity as determined in good faith by the Calculation Agent which serves as the source of prices for that Component Commodity, and any principal exchanges where options or futures contracts on that Component Commodity are traded.

The “Relevant Market” is, for Gold, the market in London on which members of the LBMA, or any successor thereto, quote prices for the buying and selling of Gold, or if such market is no longer the principal trading market for Gold or options or futures contracts for Gold, such other exchange or principal trading market for Gold as determined in good faith by the Calculation Agent which serves as the source of prices for Gold, and any principal exchanges where options or futures contracts on Gold are traded.

The “Valuation Date” is October 25, 2010, or if such day is not a Valuation Business Day, the immediately preceding Valuation Business Day; provided that if a Disruption Event is in effect on the scheduled Valuation Date, the Valuation Date may be postponed (as described below).

A “Valuation Business Day” is a day, as determined in good faith by the Calculation Agent, on which (a) the Relevant Exchange for each of Copper and Aluminum and (b) the Relevant Market for Gold, is scheduled to be (or, but for the occurrence of a Disruption Event, would have been) open for trading during its regular trading session (notwithstanding the Relevant Exchange or the Relevant Market, as applicable, closing prior to its scheduled closing time).

If a Disruption Event identified in clauses (A), (B) or (C) below relating to one or more Component Commodities is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Final Basket Level using:

•                  for each such Component Commodity that did not suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price for that Component Commodity on the scheduled Valuation Date, and

•                  for each such Component Commodity that did suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price on the immediately succeeding trading day for such Component Commodity on which no Disruption Event occurs or is continuing with respect to such Component Commodity;

provided however that if a Disruption Event has occurred or is continuing with respect to a Component Commodity on each of the three scheduled trading days following the scheduled Valuation Date, then (a) that third scheduled trading day shall be deemed the Valuation Date for the affected Component Commodity; and (b) the Calculation Agent will determine the Final Commodity Price for the affected Component Commodity on such day in its sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant.

If a Disruption Event identified in clauses (D) or (E) below relating to one or more Component Commodities (other than Gold) is in effect on the Valuation Date, the Calculation Agent will determine the Final Commodity Price for the affected Component Commodity on the scheduled Valuation Date in its sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant.

A “Disruption Event” for a Component Commodity means, in each case as determined in good faith by the Calculation Agent:

(A)  the suspension of or material limitation on trading in the Component Commodity, or futures contracts or options related to the Component Commodity, on the Relevant Exchange for Copper and/or Aluminum or on the Relevant Market for Gold;

(B)  either (i) the failure of trading to commence, or permanent discontinuance of trading, in the Component Commodity, or futures contracts or options related to the Component Commodity, on the Relevant Exchange for Copper and/or Aluminum or on the Relevant Market for Gold, or (ii) the disappearance of, or of trading in, the Component Commodity;

(C)  the failure of the Relevant Exchange for Copper and/or Aluminum or the Relevant Market for Gold to publish the official daily settlement price of the Component Commodity for that day (or the information necessary for determining the settlement price); and

solely with respect to Component Commodities other than Gold,

(D)  the occurrence since the Trade Date of a material change in the content, composition, or constitution of the Component Commodity; or

(E)  the occurrence since the Trade Date of a material change in the formula for or the method of calculating the settlement price of the Component Commodity.

For the purpose of determining whether a Disruption Event for a Component Commodity has occurred:

(1)                                  a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange for Copper and/or Aluminum or of the Relevant Market for Gold;

(2)                                  a suspension in trading in a Component Commodity on the Relevant Exchange for Copper and/or Aluminum or in Gold on the Relevant Market (without taking into account any extended or after-hours trading session), by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Disruption Event; and

(3)                                  a suspension of or material limitation on trading on a Relevant Exchange for Copper and/or Aluminum or on the Relevant Market for Gold, will not include any time when the Relevant Exchange for Copper and/or Aluminum or when the Relevant Market for Gold is closed for trading under ordinary circumstances.

For purposes of calculating the Basket Return in the event of a Disruption Event relating to one or more Component Commodities in accordance with the above, “trading day” means a day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange for Copper and/or Aluminum or on the Relevant Market for Gold.

The notes are not subject to redemption at our option or to repayment at the option of the Holders of the notes prior to the Maturity Date.

In case an event of default (as described in the base prospectus) with respect to any note shall have occurred and be continuing, the amount that may be declared due and payable upon any acceleration of the notes will be determined by the Calculation Agent for the period from and including the Issue Date to but excluding the date of early repayment and will equal, for each note, the Redemption Amount, calculated as though the date of early repayment were the Maturity Date. If a bankruptcy proceeding is commenced in respect of Lehman Brothers Holdings Inc., the claim of the beneficial owner of a note for the period from and including the Issue Date to but excluding the date of early repayment will be capped at the Redemption Amount, calculated as though the date of the commencement of the proceeding were the Maturity Date.

Any overdue payment in respect of any note will bear interest until the date upon which all sums due in respect of such note are received by or on behalf of the relevant Holder, at the rate per annum that is the rate for deposits in U.S. dollars for a period of six months that appears on the Reuters Screen LIBOR page as of 11:00 a.m. (London time) on the first London business day following such failure to pay. Such rate will be determined by the Calculation Agent.  If interest in respect of overdue amounts is calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

The “Calculation Agent” means Lehman Brothers Commodity Services Inc.

Hypothetical Redemption Amount Payment Examples

If the Basket Return on the Valuation Date is greater than 0.00%, the Redemption Amount per $1,000 note will equal the sum of $1,000 plus the product of $1,000 multiplied by the Basket Return multiplied by the Participation Rate. However, if the Basket Return on the Valuation Date is equal to or less than 0.00%, you will receive at maturity only the return of the principal you invested, with no additional return.

The table below illustrates the hypothetical Redemption Amount at maturity per $1,000 in principal amount of notes, based on hypothetical Basket Return values (which will be calculated on the Valuation Date) of +50.0% to -30.0% and a Participation Rate of 100% (which was determined on the Trade Date).  The following results are based solely on the hypothetical examples cited; the Basket Returns have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the Commodity Prices for the Component Commodities or of the Basket Return.  Numbers in the table and examples below have been rounded for ease of analysis.

Basket Return	Greater of Basket Return and 0%	Basket Return * Participation Rate	Redemption Amount (per $1,000 principal amount)(1)
+50.00%	+50.00%	50.0%	$1,500
+40.00%	+40.00%	40.0%	$1,400
+30.00%	+30.00%	30.0%	$1,300
+20.00%	+20.00%	20.0%	$1,200
+15.00%	+15.00%	15.0%	$1,150
+10.00%	+10.00%	10.0%	$1,100
+5.00%	+5.00%	5.0%	$1,050
0.00%	0%	N/A	$1,000
-5.00%	0%	N/A	$1,000
-10.00%	0%	N/A	$1,000
-15.00%	0%	N/A	$1,000
-20.00%	0%	N/A	$1,000
-30.00%	0%	N/A	$1,000

(1). If the Basket Value is greater than 0.00% on the Valuation Date, the Redemption Amount per $1,000 note will equal

$1,000 + ($1,000 x Basket Return x Participation Rate).  If the Basket Value is equal to or less than 0.00%, the Redemption Amount per $1,000 note will equal $1,000.

The examples below illustrate how the Basket Return and the Redemption Amount are calculated.  The below examples are based on the Commodity Strike values of $757.50 for Gold, $2,475.0 for Aluminum and $7,736.0 for Copper (each of which were set on the Trade Date), a Participation Rate of 100% (which was determined on the Trade Date), and the hypothetical values of the Final Commodity Prices of each Component Commodity (which will be calculated on the Valuation Date).  The following results are based solely on the hypothetical examples cited; the Final Commodity Prices of each Component Commodity, and the resulting Basket Returns have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the Component Commodities.  Numbers in the examples have been rounded for ease of analysis.

Example 1:  Gold, Aluminum and Copper each depreciate relative to their Component Commodity Strikes, resulting in a Basket Return of –30.00% and a Redemption Amount of $1,000 per $1,000 principal amount of notes.

The Redemption Amount per $1,000 principal amount equals $1,000, because the Basket Return was less than 0.00%.

The table below illustrates how the Basket Return in the above example was calculated:

Component Commodity	Commodity Strike (on the Trade Date)	Final Commodity Price (on the Valuation Date)	Appreciation / Depreciation in Commodity Price		Component Commodity Weighting		Weighted Component Commodity Return
Gold	$757.50	$621.15	–18.00%	*	1/3	=	–6.00%
Aluminum	$2,475.00	$2,400.75	–3.00%	*	1/3	=	–1.00%
Copper	$7,736.00	$2,398.16	–69.00%	*	1/3	=	–23.00%

Basket Return = sum of the Weighted Component Commodity Returns =						=	–30.00%

Example 2:  Gold, Aluminum and Copper each appreciate relative to their Component Commodity Strikes, resulting in a Basket Return of 40.00% and a Redemption Amount of $1,400 per $1,000 principal amount of notes.

The Redemption Amount per $1,000 principal amount equals $1,000 + ($1,000 x Basket Return x Participation Rate) and is calculated as follows:

Redemption Amount per $1,000 principal amount of notes = $1,000 + ($1,000 x 40% x 100%)= $1,400

The table below illustrates how the Basket Return in the above example was calculated:

Component Commodity	Commodity Strike (on the Trade Date)	Final Commodity Price (on the Valuation Date)	Appreciation / Depreciation in Commodity Price		Component Commodity Weighting		Weighted Component Commodity Return
Gold	$757.50	$1,121.10	48.00%	*	1/3	=	16.00%
Aluminum	$2,475.00	$3,217.50	30.00%	*	1/3	=	10.00%
Copper	$7,736.00	$10,985.12	42.00%	*	1/3	=	14.00%

Basket Return= sum of the Weighted Component Commodity Returns =						=	40.00%

Example 3:  Aluminum appreciates relative to its Component Commodity Strike, while Gold and Copper depreciate relative to their Component Commodity Strikes, resulting in a Basket Return of –5.00% and a Redemption Amount of $1,000 per $1,000 principal amount of notes.

The Redemption Amount per $1,000 principal amount equals $1,000, because the Basket Return was less than 0.00%.

The table below illustrates how the Basket Return in the above example was calculated:

Component Commodity	Commodity Strike (on the Trade Date)	Final Commodity Price (on the Valuation Date)	Appreciation / Depreciation in Commodity Price		Component Commodity Weighting		Weighted Component Commodity Return
Gold	$757.50	$530.25	–30.00%	*	1/3	=	–10.00%
Aluminum	$2,475.00	$2,920.50	18.00%	*	1/3	=	6.00%
Copper	$7,736.00	$7,503.92	–3.00%	*	1/3	=	–1.00%

Basket Return= sum of the Weighted Component Commodity Returns =						=	–5.00%

Example 4:  Aluminum and Gold appreciate relative to their Component Commodity Strikes, while Copper depreciates relative to its Component Commodity Strike, resulting in a Basket Return of 10.00% and a Redemption Amount of $1,100 per $1,000 principal amount of notes.

The Redemption Amount per $1,000 principal amount equals $1,000 + ($1,000 x Basket Return x Participation Rate) and is calculated as follows:

Redemption Amount per $1,000 principal amount of notes = $1,000 + ($1,000 x 10% x 100%)= $1,100.

The table below illustrates how the Basket Return in the above example was calculated:

Component Commodity	Commodity Strike (on the Trade Date)	Final Commodity Price (on the Valuation Date)	Appreciation / Depreciation in Commodity Price		Component Commodity Weighting		Weighted Component Commodity Return
Gold	$757.50	$939.30	24.00%	*	1/3	=	8.00%
Aluminum	$2,475.00	$2,920.50	18.00%	*	1/3	=	6.00%
Copper	$7,736.00	$6,807.68	–12.00%	*	1/3	=	–4.00%

Basket Return= sum of the Weighted Component Commodity Returns =						=	10.00%

Historical Component Commodity Prices and Basket Return

The following charts show the daily commodity price for copper and aluminum, expressed as the u.s. Dollar price per metric ton, on the lme, and the daily commodity price for gold, expressed as the u.s. Dollar price per fine troy ounce, on the lbma, in each case from october 18, 2002 through october 19, 2007, using historical data obtained from bloomberg financial markets; neither we nor lehman brothers inc. Make any representation or warranty as to the accuracy or completeness of these prices.  The historical data is not necessarily indicative of the future performance of the commodity prices for such component commodities, or what the value of the notes may be.  Fluctuations in the prices of each of the contracts for such component commodities make it difficult to predict whether the basket return will be greater than 0.000% and, consequently, whether the redemption amount will be greater than $1,000.  Historical fluctuations in the commodity prices for the component commodities, and the resulting basket return, may be greater or lesser than fluctuations experienced by the holders of the notes.

The following chart shows the hypothetical daily historical Basket Return based on the hypothetical composite performance of the Commodity Prices for the Component Commodities, using historical data from October 18, 2002 through October 19, 2007, obtained from Bloomberg Financial Markets; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  For purposes of illustration only, the Basket Return shown in the chart below was indexed to a level of 0.0 on October 18, 2002, based upon the Commodity Prices for the Component Commodities on that day, and the composite value of the Component Commodities on any subsequent day was obtained by using the calculation of the Basket Return described above.

Under the terms of the notes and for purposes of calculating the Redemption Amount the initial Basket Return will be indexed to a level of 0.0 on the Trade Date, based on the Commodity Strikes for the Component Commodities on the Trade Date.

Information on the Component Commodities

Whether the Redemption Amount payable on the Maturity Date will be greater than the principal amount invested will be determined by the Basket Return, which is dependent on the official settlement price on the Valuation Date of Copper, Aluminum and Gold.  Lehman Brothers Holdings Inc. has derived all information regarding the commodities futures markets, the LME and the LBMA from publicly available sources.  Information concerning the LME and Aluminum and Copper trading on the LME reflects the policies of, and is subject to change without notice by, the LME.  Information concerning the LBMA and Gold trading on the LBMA reflects the policies of, and is subject to change without notice by, the LBMA.   Neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of such information.

The Commodity Price for each Component Commodity is displayed on Bloomberg and Reuters under the following symbols:

Component Commodity	Bloomberg Symbol	Reuters Symbol
Gold	GOLDLNPM	XAUFIXPM
Aluminum	LOAHDY	RING
Copper	LOCADY	RING

The Commodity Futures Markets

An exchange-traded futures contract is a bilateral contract that provides for the future purchase and sale of a specified type and quantity of a commodity for a fixed price. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.

Futures contracts are traded on organized exchanges, known as “contract markets”, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house.  The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction.  U.S. futures markets, as well as brokers and market participants, are subject to regulation by the CFTC.  Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities (such as the Financial Services Authority (FSA) in the United Kingdom).  Because the notes do not constitute futures contracts or commodity options, noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC, the FSA or any other non-U.S. regulatory authority.

Information on Copper and Aluminum Trading on the LME

According to publicly available information, the LME was established in 1877 and is the principal metal exchange in the world on which contracts for delivery of copper, nickel, aluminum and zinc — as well as lead, tin, and aluminum alloy — are traded. In contrast to U.S. futures exchanges, the LME operates as a principals’ market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting “back-to-back” contracts with their customers.  Further, the LME does not require client orders to be exposed to the market via LME Select, inter-office dealing or the floor of the exchange trading, and LME members may, at their option (unless they have specific client instructions to the contrary) cross the order against their own book or that of another customer, rather than expose it to the market.  As a result price discovery will take place against LME members’ net exposures during the relevant LME second ring (as discussed below).

In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, LME contracts are be established for delivery on any day (referred to as a “prompt date”) from one day to three months following the date of contract, weekly from three months to six months, and monthly thereafter up to 63, 27 and 15 months forward (depending on the commodity).  Further, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

The trading on the LME is transacted through open-outcry sessions on the LME floor, electronically on LME Select (the LME’s official electronic trading platform) and through inter-office dealing, which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:45 am to 1:05 pm and from 2:55 to 4:15 pm, London time. The two sessions are each broken down into two rings made up of five minutes’ trading in each contract. After the second ring of the first session the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

The LME is not a cash-cleared market. Both inter-office and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the FSA.

Aluminum was introduced as a contract on the LME in December 1978 and today’s High Grade Primary Aluminum Contract began trading in August 1987.  Aluminum trades on the LME in units of 25 metric tons and the settlement price of Aluminum for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement.  Aluminum contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 63 months.

Copper has traded on the LME since its establishment.  The Copper contract traded on the LME was upgraded to High Grade Copper in November 1981 and again to the current Copper — Grade A contract in June 1986.  Copper trades on the LME in units of 25 metric tons and the settlement price of Copper for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement.  Copper contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 63 months.

Information on Gold and the London Bullion Market Association (LBMA)

The London gold bullion market is the principal global clearing center for over-the-counter gold bullion transactions, including transactions in spot, forward and options contracts, together with exchange-traded futures and options and other derivatives. The principal representative body of the London gold bullion market is the LBMA. The LBMA, which was formally incorporated in 1987, is a self-regulatory association currently comprised of 60 members, of which 9 are market-making members, plus a number of associate members around the world.

Twice daily during London trading hours, at 10:30 a.m. and 3:00 p.m., there is an official “fixing” which provides reference gold prices, quoted in U.S. dollars per fine troy ounce, for that day’s trading.  Formal participation in the London gold fixing is traditionally limited to five market-making members of the LBMA.

Clients place orders with the dealing rooms of fixing members, who net all orders before communicating their interest to their representatives at the fixing. Orders may be changed at any time during these proceedings. Prices are adjusted to reflect whether there are more buyers or sellers at a given price until supply and demand are balanced, at which time the price is declared fixed. All fixing orders are then fulfilled at this price, which is communicated to the market through various media. There are no price limits applicable to LBMA contracts and, consequently, prices could decline without limitation over a period of time.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the notes as contingent payment debt instruments as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the MTN prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the notes, if any are taken.

The Agent proposes to offer the notes initially at a public offering price equal to the public offering price on the cover of this pricing supplement and to certain dealers at a discount not to exceed 1.50%. After the initial public offering, the public offering price and the selling terms may from time to time be varied by the Agent.

It is expected that delivery of the notes will be madeagainst payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.

U.S.$750,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

NOTES LINKED TO A BASKET OF GOLD, ALUMINUM AND COPPER

DUE NOVEMBER 1, 2010

PRICING SUPPLEMENT

OCTOBER 24, 2007

(INCLUDING PROSPECTUS SUPPLEMENT
DATED MAY 30, 2006 AND

PROSPECTUS

DATED MAY 30, 2006)

LEHMAN BROTHERS